EXHIBIT 11.1

DUKE REALTY LIMITED PARTNERSHIP
EARNINGS TO FIXED CHARGES CALCULATION
(in thousands)

Three Months Ended March 31, 2004

Net income from continuing operations, less preferred dividends	$35,932
Preferred dividends	7,600
Earnings from sale of land and ownership interests in unconsolidated companies, net of impairment adjustment	(4,629)
Interest expense	33,222
Earnings before fixed charges	$72,125

Interest expense	$33,222
Preferred dividends	7,600
Interest costs capitalized	1,890
Total fixed charges	$42,712

Ratio of earnings to combined fixed charges and preferred dividends	1.69

Ratio of earnings to fixed charges	2.05